MAG SILVER CORP. Suite 328, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5 Tel: 604-630-1399 Fax: 604-484-4710 www.magsilver.com

March 25, 2009

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

MAG Silver Corp.

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting of shareholders of MAG Silver Corp. (the "Company") held on March 24, 2009.

The matters voted upon at the meeting and the results of the voting were as follows:

Item 1: Election of Directors and Approval of Nominees as Directors

By a vote by way of show of hands, the following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed:

Eric H. Carlson

Richard M. Colterjohn

R. Michael Jones

Daniel T. MacInnis

Dr. Peter K. Megaw

Jonathan A. Rubenstein

Derek C. White

Item 2: Appointment of Auditors

By a vote by way of show of hands, Deloitte & Touche LLP were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors.

Item 3: Amendment and Restatement of the Company's Shareholder Rights Plan

By way of ballot, the amendments to the MAG Silver Corp. Shareholder Rights Plan dated August 3, 2007 (the "Rights Plan"), substantially in the manner described in the Management Information Circular Dated February 23, 2009 were approved. The total votes cast by all Shareholders present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	20,188,726	61.30%
Votes Against	12,746,407	38.70%
Total Votes Cast	32,935,133	100.00%

The total votes cast by Independent Shareholders (as defined in the Rights Plan) present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	20,188,726	87.06%
Votes Against	3,000,214	12.94%
Total Votes Cast	23,188,940	100.00%

Item 4: Amended and Restated Stock Option Plan (2009)

By way of ballot, the Amended and Restated Stock Option Plan (2009) was approved. The total votes cast by all Shareholders present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	19,329,535	56.05%
Votes Against	15,159,762	43.95%
Total Votes Cast	34,489,297	100.00%

Yours very truly,

MAG SILVER CORP.

/s/ "Frank Hallam"

Frank Hallam

Chief Financial Officer